UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Shell Midstream Partners, L.P. Files Registration Statement for Initial Public
Offering of Midstream Partnership

The Hague, 18 June, 2014.  Royal Dutch Shell (“RDS”) announced today that its wholly-owned subsidiary, Shell Midstream Partners,  L.P. (“Shell Midstream
Partners”), has filed a Registration Statement on Form S-1 with the U.S.
Securities and Exchange Commission (“SEC”) related to the proposed initial public offering of common units representing limited partner interests. Shell
Midstream Partners intends to apply to list the common units on the New York
Stock Exchange under the ticker symbol “SHLX”.  The offering is expected to occur in the second half of this year.

Shell Midstream Partners was formed as a vehicle to own, operate, develop and acquire pipelines and other midstream assets. Headquartered in Houston, Texas,
Shell Midstream Partners’ initial assets are expected to consist of ownership interests in four onshore and offshore pipelines located primarily in Texas and
Louisiana. Barclays and Citigroup are acting as book-running managers and structuring agents for the proposed offering. The offering will be made only by means of a prospectus. When available, potential investors may obtain a preliminary prospectus related to the offering from:

Barclays
c/o Broadridge Financial Solutions
1155 Long Island Avenue
Edgewood, NY 11717
Phone: 1-888-603-5847
barclaysprospectus@broadridge.com

Citigroup
c/o Broadridge Financial Solutions
1155 Long Island Avenue
Edgewood, New York 11717
Phone: 1-800- 831-9146
batprospectusdept@citi.com

To obtain a free copy of the preliminary prospectus when available, visit the
SEC's website at http://www.sec.gov.

A registration statement relating to these securities has been filed with the
SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Enquiries
Shell Media Relations
International: +44 207 934 5550
Americas: +1 713 241 4544

Shell Investor Relations
International: +31 70 377 4540
North America: +1 832 337 2034

Cautionary Note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this press release “Shell”, “Shell group”
and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this press release refer to companies over which Royal Dutch Shell plc  either directly or indirectly has control. Companies over which Shell has joint control are generally referred to “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as
“associates”. In this press release, joint ventures and associates may also be referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This press release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’,
‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’,
‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’
and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this press release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e)
reserves estimates; (f) loss of market share and industry competition; (g)
environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j)
legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2013 (available at
www.shell.com/investor and www.sec.gov ). These risk factors also expressly qualify all forward looking statements contained in this press release and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this press release, June 18, 2014. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 18 June 2014	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary